Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE LIMITED LIABILITY COMPANY UNDER THE NAME OF "QAYINARA ANIMATION LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "QAYINARA ANIMATION LLC" TO "QAYINARA ANIMATION, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JULY, A.D. 2023, AT 6:05 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

7454524 8100V
SR# 20233002560

Authentication: 203756410
Date: 07-17-23

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "QAYINARA ANIMATION, INC." FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF JULY, A.D. 2023, AT 6:05 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7454524 8100V
SR# 20233002560

Authentication: 203756410
Date: 07-17-23

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the Limited Liability Company first formed is: Delaware.

2. The jurisdiction immediately prior to filing this Certificate is: Delaware.

3. The date the Limited Liability Company first formed is: May 10, 2023

4. The name of the Limited Liability Company immediately prior to filing this Certificate is: Qayinara Animation LLC.

5. The name of the Corporation as set forth in the Certificate of Incorporation is: Qayinara Animation, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 11th day of July, 2023.

By: DocuSigned by: Jeff Chilcoat
9AFD67BB76B2499...

Name: Jeffrey R. Chilcoat

Title: Director, General Counsel

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:05 PM 07/14/2023
FILED 06:05 PM 07/14/2023
SR 20233002560 - File Number 7454524

QAYINARA ANIMATION, INC.

CERTIFICATE OF INCORPORATION

The undersigned, a natural person (the "***Sole Incorporator***"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware, hereby certifies that:

ARTICLE I
NAME

The name of this corporation is Qayinara Animation, Inc. (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street - Corporation Trust Center, City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
DEFINITIONS

As used in this Certificate of Incorporation (this "***Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that the holders of record of the shares of Common Stock will be entitled to elect seven (7) director(s) of the Corporation.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

Any references in this Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is seventeen million (17,000,000) shares, consisting of (a) twelve million (12,000,000) shares of Common Stock of the Corporation, $0.00001 per share ("***Common Stock***"), and (b) five million (5,000,000) shares of Preferred Stock of the Corporation, $0.00001 per share ("***Preferred Stock***"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and [illegible] rights, powers and preferences, and the qualifications and limitations with respect

thereto, as stated or expressed herein. As of the effective date of this Certificate, all shares of Preferred Stock are hereby designated "***Series CF Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Certificate.

2. **Voting.** The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a cumulative basis, an amount equal to one hundred twenty percent (120%) of the Original Issue Price for each share of Preferred Stock held (the "***Preferred Distribution Threshold***"). If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. "***Original Issue Price***" shall mean the price per share paid by the holder of Preferred Stock.

1.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***":

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. **Voting.**

2.1 General.

2.1.1 The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2.1.2 The Preferred Stock shall not be entitled to vote on any matter except as required by a non-waivable provision of the General Corporation Law. As to all matters for which voting

by class is specifically required by the General Corporation Law, each outstanding share of Preferred Stock shall be entitled to one vote.

2.2 Election of Directors. The holders of record of the Corporation's Common Stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

3. **Conversion.** The shares of Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company.

4. **Dividends.** In accordance with Section 1.1, all dividend amounts declared shall first be paid only to holders of Preferred Stock until the Preferred Distribution Threshold is satisfied. Then, upon satisfaction of the Preferred Distribution Threshold, all further dividend amounts declared shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption

6. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII
STOCK REPURCHASES

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with

any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any

affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

This Certificate has been subscribed as of July 11, 2023 by the undersigned who affirms that the statements made herein are true and correct.

DocuSigned by:
Jeff Chilcoat
9AFD67BB76B2499...

Jeffrey R. Chilcoat
Sole Incorporator